UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

GENCOR INDUSTRIES, INC.

Full Name of Registrant

N/A

Former Name if Applicable

5201 N. Orange Blossom Trail

Address of Principal Executive Office (Street and Number)

Orlando, FL 32810

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gencor Industries, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the three-month and six-month periods ended March 31, 2025 (the “Q2 10-Q”) within the time period prescribed without unreasonable effort or expense due to the circumstances described below.

As previously disclosed on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2024, the Company was notified that MSL, P.A. (“MSL”), the Company’s previous independent registered public accounting firm, entered into a transaction with Forvis Mazars, LLP (“Forvis Mazars”), whereby substantially all of the partners and employees of MSL joined Forvis Mazars. As a result, on the effective date of November 1, 2024, the Audit Committee of the Company’s Board of Directors dismissed MSL and appointed Forvis Mazars to serve as the Company’s independent registered public accounting firm. The change in the Company’s independent registered public accounting firm subsequent to the Company’s year-end resulted in the need for additional time for the Company to coordinate the completion of the audit of the financial statements for the year ended September 30, 2024 and the audit of internal control over financial reporting as of September 30, 2024 (the “2024 Audit”). As previously discussed on the Company’s NT 10-K filed with the Securities and Exchange Commission on December 17, 2024, due to the delay in the completion of the 2024 Audit and other items discussed therein, the Company determined that it was unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2024 (the “2024 Annual Report”) within the time period prescribed. For the foregoing reasons, the Company was also unable to file its Quarterly Report on Form 10-Q for the three-month period ended December 31, 2024 (the “Q1 10-Q”) within the prescribed period without unreasonable effort or expense. As previously disclosed on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2025, the Company dismissed Forvis Mazars as the independent registered public accounting firm of the Company on February 13, 2025 and engaged Berkowitz Pollack Brant Advisors + CPAs, LLP (“BPB”) as the Company’s new independent registered public accounting firm, which became effective on February 20, 2025. The engagement of BPB has similarly resulted in the need for additional time for the Company to coordinate the completion of the 2024 Audit, the 2024 Annual Report and the Q1 10-Q.

As of the date hereof, the Company continues to experience the delays discussed above, and the delay in the finalizing of the 2024 Audit, the delay in finalizing the 2024 Annual Report and the delay in finalizing the Q1 10-Q have resulted in the corresponding delay in the Company’s ability to prepare and file timely the Q2 10-Q.

For the foregoing reasons, the Company is unable to file its Q2 10-Q within the prescribed period. The Company expects to file the Q2 10-Q as soon as is reasonably practicable, however, it cannot predict at this time the date on which the Q2 10-Q will be filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric E. Mellen	(407)	290-6000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒ Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024 and Quarterly Report on Form 10-Q for the quarter ended December 31, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 3, 2025, the Company issued a press release announcing certain preliminary financial information for the quarter ended March 31, 2025. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2025.

Caution Concerning Forward Looking Statements

Statements contained in this report may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements about the Company’s beliefs, plans, objectives, goals, expectations, estimates, projections and intentions. These statements are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. Actual results may differ materially depending on a variety of important factors, including the financial condition of the Company’s customers, changes in the economic and competitive environments, demand for the Company’s products, and the timing and consequences of the delays in the Company’s regaining compliance with its SEC filing obligations. In addition, the impact of (i) the US government’s recent tariff announcements, (ii) the invasion by Russia into Ukraine, and (iii) the conflict between Israel and Hamas, as well as actions taken by other countries, including the U.S., in response to such tariff announcements and conflicts, could result in a disruption in our supply chain and higher costs of our products. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. For information concerning these factors and related matters, see the following sections of the Company’s Annual Report on Form 10-K for the year ended September 30, 2023: (a) Part I, Item 1A, “Risk Factors” and (b) Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. However, other factors besides those referenced could adversely affect the Company’s results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by the Company herein speak as of the date of this report. The Company does not undertake to update any forward-looking statements, except as required by law.

Gencor Industries, Inc.

(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Eric E. Mellen
Name:	Eric E. Mellen
Title:	Chief Financial Officer

Date: May 9, 2025